Exhibit 12.1

Pure Bioscience
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands of dollars, except for ratios)

	Six Months	Year Ended July 31,
	Ended January 31, 2009	2008	2007	2006	2005	2004

Earnings:
Net income (loss)	$(3,825)	$(6,538)	$(4,652)	$(3,681)	$(3,012)	$(2,821)
from continuing
operations before
taxes
Fixed charges	$(8)	$(11)	$(9)	$(9)	$(119)	$(326)

Total	$(3,833)	$(6,549)	$(4,661)	$(3,690)	$(3,131)	$(3,147)

Fixed Charges:
Interest	$(8)	$(11)	$(9)	$(9)	$(119)	$(326)

Total	$(8)	$(11)	$(9)	$(9)	$(119)	$(326)

        For each of the years ended July 31, 2004 to 2008 and the six months ended January 31, 2009, our earnings were insufficient to cover fixed charges. Because of the deficiency, ratio information is not applicable. Accordingly, the foregoing table sets forth the deficiency of earnings from continuing operations available to cover fixed charges for each of the periods presented.

        For purposes of computing the deficiency of earnings from continuing operations available to cover fixed charges, fixed charges consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense. Earnings consist of net losses from continuing operations before income taxes plus fixed charges.

        For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the information presented above.